Exhibit 21.1

CX NETWORK GROUP, INC.

SUBSIDIARIES OF THE REGISTRANT

Name of Subsidiary	Jurisdiction of Incorporation or Organization

Chuangxiang Holdings Inc.	Cayman Islands

Chuangxiang (Hong Kong) Holdings Limited	Hong Kong

Chuangxiang Network Technology (Shenzhen) Limited	People’s Republic of China